IGI Laboratories, Inc.

105 Lincoln Avenue

Buena, New Jersey 08310

February 9, 2010

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Sebastian Gomez Abero, Division of Corporation Finance

Suzanne Hayes, Legal Branch Chief

Re:

IGI Laboratories, Inc.

Registration Statement on Form S-3

Registration No. 333-163524

Dear Sir or Madam:

IGI Laboratories, Inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-3, Registration No. 333-163524 (the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective, at 5:00 p.m. Eastern Standard Time on Tuesday, February 9, 2010, or as soon thereafter as practicable.

In connection with this acceleration request, the Company acknowledges that:

•

should the U.S. Securities and Exchange Commission (“Commission”), or its Staff (“Staff”) acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement’s disclosures; and

•

the Company will not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IGI Laboratories, Inc.

By:	/s/ Philip Forte
Philip Forte Controller